Buenos Aires, August 29th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Convening of an Extraordinary General Shareholders’ Meeting for October 2, 2018.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Extraordinary General Shareholders’ Meeting for October 2, 2018, to be held at its offices located in Maipú 1, City of Buenos Aires, at 11.00 o´clock.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations